Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aspiration, Inc.

Commission File No.: 001-40151

Employee FAQ

General / Transaction Questions

●	What is being announced?

o	We announced that Aspiration will become a publicly traded company in the coming months.

o	We are doing so in partnership with InterPrivate III Financial Partners Inc., a publicly traded special purpose acquisition company (SPAC) traded on the NYSE.

●	Why is Aspiration going public now?

o	Going public is a logical step in the growth of Aspiration.

o	It will allow us to continue to raise our profile and raise additional capital

●	What is a SPAC?

o	A SPAC is a “special purpose acquisition company” that raises a pool of capital in an IPO and then searches for a company to “take public” by investing the proceeds.

o	A “SPAC” is simply another way in which a company can go public.

●	Why go the SPAC route? Why not a regular IPO?

o	We determined that the SPAC route allows us to go public in a way that lets us give investors a full picture of our growth and the road ahead.

o	Not only are we able to access the public markets in an accelerated fashion, we are doing so with the support of a great sponsor in InterPrivate

●	Does this mean we are a public company now?

o	Today’s announcement does not yet make us a public company nor does it guarantee that we will move forward with the business combination – simply put, we have a signed definitive agreement to move forward with the process.

o	There is still work ahead for us: we must complete the SEC review process and secure shareholder approval for the transaction.

●	What are the terms?

o	The business combination values Aspiration at approximately $2.3 billion at closing, based on current assumptions. o The company will receive up to over $400 million in net cash proceeds, from a common stock PIPE offering of $200 million, along with the up to approximately $259 million in cash held by InterPrivate III in trust assuming no redemptions of InterPrivate III’s existing public stockholders.

●	How long until the transaction closes?

o	We are still in the process of moving forward with the business combination, but we anticipate closing in the fourth quarter of 2021

Employee FAQ

Employee Impact Questions

●	How will this impact me? My role?

o	We don’t expect this to impact your day to day work or priorities much at all. But the stakes of what we’re doing and the attention we will be receiving will be even higher, so we all need to continue to turn up the dial on our Mission|Driven approach.

●	What can or can’t I tell my friends/family if they are interested in Aspiration?

o	It is critical that details around our company performance and any future plans are kept confidential.

o	It is very important that everyone refrain from making any comments about our financial performance, company metrics, the business combination, or future products or plans with anyone outside of the company. o The reason for this is because of laws that prevent one investor from having access to information about a company in the stock market that another investor does not have access to
o	This is called “Material Non-Public Information” and sharing and acting on this is a felony that can lead to serious jail time

o	Company communications must remain internal and are not to be shared with anyone outside of Aspiration – this includes sharing information or statements about the business combination publicly, including all channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.

o	If you are contacted by anyone outside of the company, including media, industry analysts or investors, regarding our planned business combination, please direct them to [Head of Communications], press@aspiration.com or to:

https://www.aspiration.com/investors

o	This is very important and we ask for everyone’s help in protecting our information.

●	Can I buy stock in Aspiration? What happens to my equity in the company?

o	Once Aspiration is publicly traded, you will be able to purchase stock on the open market.

o	In addition, the options you do currently own will become common stock on the stock market

o	Please know, however, that certain Aspiration employees will be subject to “blackout” periods, during which company stock cannot be bought or sold (typically for several weeks prior to and until a day or two after our quarterly earnings have been announced), and no purchases or sales of company stock by an employee will be permitted at any time when an employee otherwise has “material nonpublic information” regarding Aspiration.

●	Can I buy/ trade InterPrivate III securities (NYSE: IPVF)?

o	No. Please be advised that the company is instituting a “black-out period” for all company employees, which means no employee of the company may trade in the securities of InterPrivate III during this time (currently traded on the NYSE under the tickers IPVF (Class A common stock), IPVF.U (units) and IPVF WS (warrants)). Due to certain material non-public information that has not yet been publicly disclosed, the company has decided to implement a trading black-out period until further notice. All employees are subject to this policy and therefore may not trade in IPVF securities during this trading black-out period. Trading in a black out period may constitute a serious violation of U.S. federal securities laws and regulations resulting in both civil and criminal penalties.

Employee FAQ

Compensation Questions

●	Will my existing equity awards be rolled into the combined company such that existing and future options continue following the closing of the transaction? How will the valuation and strike price be determined?

o	All employees’ existing Aspiration equity will roll into the post-combination company on the same terms as currently contemplated (i.e., there will be no accelerated vesting when the transaction closes and existing equity awards will remain on their current vesting schedules).

o	The strike price of options and number of shares subject to equity awards will be adjusted by the exchange ratio in the same manner as all other securities in the transaction, which will reflect the valuation contemplated by the terms of the transaction.

o	Please note, taking the company public in this manner is the equivalent of an initial public offering for purposes of your options.

●	I was recently hired and haven’t received my equity grant yet. How does this transaction impact my equity?

o	You will receive an equal sized grant to what was promised in your offer letter, adjusted for the exchange ratio of the transaction. Your grant will be issued by the combined company after the transaction closes.

●	I was offered a fixed number of options to purchase shares in my offer letter but they have not been granted yet; will you still honor the number of shares detailed in my offer?

o	Yes, we will honor the number of options promised in your offer letter, however, the quantities will be adjusted to reflect the exchange ratio of the transaction.

●	If Aspiration can’t grant equity again until we are public, what does that mean for recruiting between now and when we are public?

o	Until the transaction closes and we can grant equity again, new hire equity packages will be communicated as a dollar amount that will then be converted into shares. The vesting date will align with the new hire start date as is our current practice. We believe the SPAC announcement will positively support our recruiting efforts as it provides prospective hires a clear path for liquidity.

●	If Aspiration can’t grant equity again until we are public, what does that mean for any promotions between now and when we are public where new equity would be awarded?

o	Until the transaction closes and we can grant equity again, any equity awards to existing employees will be communicated as a dollar amount that will then be converted into shares.

●	Will Aspiration continue to grant ISOs or will we change our equity vehicle?

o	We’re currently evaluating potential changes to our equity compensation structure. Future grants may change from ISOs to RSUs or a combination thereof.

●	Will Aspiration have an Employee Stock Purchase Plan (ESPP) that allows employees to purchase shares on their own?

o	We are evaluating this and have not yet made a decision.

●	Will there be a lock-up period after Aspiration goes public where I need to wait to exercise my options?

o	There will be a six month lock-up period following the closing of the transaction, but such lock-up only applies to the sale of shares of stock. You can still exercise options for cash but you won’t be able to sell shares into the market for six months after the transaction closes (and you won’t be able to engage in “sell to cover transactions” during that six month period).

●	Will there be an opportunity to early exercise my options prior to going public?

o	No

●	Who can give me personal financial advice related to my equity and this transaction?

o	Each employee situation will be different; therefore, we’d encourage you to reach out to a personal financial advisor or accountant.

Employee FAQ

New Public Company Questions

●	Will there be executive staff changes?

o	We do not expect any changes to the executive team

●	Who will be on the Board?

o	The final board composition of the new public company is yet to be announced.

●	Does this impact anything in the near term in regards to contracts and partnerships?

o	No. We don’t expect this to impact your day to day work or priorities much at all.

o	We will support you in any conversations to clarify the transaction’s benefits.

Social Media Questions & Guidelines

●	Can we (employees) create our own post?

o	No. You should not create your own posts announcing the news.

●	You can and should share the post that Aspiration puts out. And you can add a nonmaterial comment reflecting your own excitement, such as:

o	Some very exciting news for Aspiration today! [Retweet/share post]

o	So excited to be part of this great company! [Retweet/share post]

o	Big news for Aspiration! [Retweet/share post]

o	Aspiration to become a publicly traded company! [Retweet/share post]

●	What are the Do’s and Don’ts about engaging, posting, managing social media?

DOs

o	Aspiration can share the press release across its social channels

o	Employees should feel free to share and like posts that are made by Aspiration on their social media pages

o	Both the company and its employees should feel comfortable conveying their excitement

DON’Ts

o	Do not share any non-public, material information

o	Do not share any privileged communications (e.g. internal communications, emails with customers, etc.)

o	Do not comment on stock price

o	Do not talk about your own stock holdings of the company

o	Do not comment about the state of the business

o	Do not make any forward-looking comments or predictions

o	Do not comment about the competition

o	Do not share any confidential customer information

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.